Exhibit 99.1

ATRenew Inc. Reports Unaudited Fourth Quarter and Full Year 2021 Financial Results

SHANGHAI, March 10, 2022 /PRNewswire/ -- ATRenew Inc. (“ATRenew” or the “Company”) (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Highlights

•	Total net revenues grew by 48.2% to RMB2,435.8 million (US$382.2 million) from RMB1,644.1 million in the fourth quarter of 2020.
•

Loss from operations was RMB125.9 million (US$19.8 million), compared to RMB59.1 million in the fourth quarter of 2020. Adjusted income from operations (non-GAAP)[1] was RMB9.7 million (US$1.5 million) compared to RMB18.7 million in the fourth quarter of 2020.

•

Total Gross Merchandise Volume (“GMV[2]”) increased by 50.7% to RMB10.1 billion from RMB6.7 billion in the fourth quarter of 2020. GMV for product sales increased by 52.9% to RMB2.6 billion from RMB1.7 billion in the fourth quarter of 2020. GMV for online marketplaces increased by 50.0% to RMB7.5 billion from RMB5.0 billion in the fourth quarter of 2020.

•	Number of consumer products transacted[3] increased by 26.4% to 9.1 million from 7.2 million in the fourth quarter of 2020.

Full Year 2021 Highlights

•	Total net revenues grew by 60.1% to RMB7,780.3 million (US$1,220.9 million) from RMB4,858.2 million in the full year of 2020.
•

Loss from operations was RMB895.1 million (US$140.5 million), compared to RMB458.8 million in the full year of 2020. Adjusted loss from operations (non-GAAP)[1] was RMB103.4 million (US$16.2 million) compared to RMB143.7 million in the full year of 2020.

[1]	See “Reconciliations of GAAP and Non-GAAP Results” for more information.
[2]

“GMV” represents the total dollar value of goods distributed to merchants and consumers through transactions on the Company’s platform in a given period for which payments have been made, prior to returns and cancellations, excluding shipping cost but including sales tax.

[3]

“Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

•

Total Gross Merchandise Volume (“GMV[2]”) increased by 65.8% to RMB32.5 billion from RMB19.6 billion in the full year of 2020. GMV for product sales increased by 69.6% to RMB7.8 billion from RMB4.6 billion in the full year 2020. GMV for online marketplaces increased by 64.7% to RMB24.7 billion from RMB15.0 billion in the full year of 2020.

•	Number of consumer products transacted[3] increased by 32.2% to 31.2 million from 23.6 million in the full year of 2020.

Mr. Kerry Xuefeng Chen, the Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “During the fourth quarter of 2021, we generated total revenues that exceeded our previous guidance. This continued revenue growth is a testament to the efficacy of our monetization capabilities, which enabled us to earn a non-GAAP operating profit of RMB9.7 million. Our development of the infrastructure and consumer habits for recycling and reuse of electronic goods has established a vibrant economic ecosystem. We continue polishing our strategy and operational capabilities, enhance our control over supply sourcing, and deepen the penetration of digital transactions with our city-level service integration model. We also continue to upgrade our automated inspection technology to enhance operational efficiency and ensure that compliance and integrity remain at the core of our business. Looking ahead, we aim to empower consumers and merchant users for the mutual benefit of all our stakeholders and shareholders. By leveraging our well-established position in China’s circular economy. We will continue to drive steady improvements in our user experience and our profitability.”

Mr. Rex Chen, the Chief Financial Officer of ATRenew, added, “We are delighted to announce our achievement in reaching the profitability milestone this quarter. Our solid growth in product revenue was driven by our success in increasing the density of our AHS stores and continuing to focus on improving their industry-leading unit economics. Service revenues benefited from increases in transaction volume and a new record high in average commission rate of 4.8% in the fourth quarter 2021, indicating that our digital solutions and technology empowerment are in high demand. In the future, we pledge to further improve our cost structure, and will continue to strengthen our competitive moat by enhancing our C2B2C closed-loop supply chain and our automation technologies. With sufficient cash on hand, we are confident in our ability to generate long-term value for society and all of our stakeholders.”

Fourth Quarter 2021 Financial Results

REVENUE

Total net revenues increased by 48.2% to RMB2,435.8 million (US$382.2 million) from RMB1,644.1 million in the same period of 2020.

•

Net product revenues increased by 43.9% to RMB2,076.0 million (US$325.8 million) from RMB1,442.3 million in the same period of 2020. The increase was primarily attributable to an increase in the sourcing volume and the corresponding sales of pre-owned consumer electronics through PJT Marketplace, and Paipai Marketplace.

•

Net service revenues increased by 78.3% to RMB359.9 million (US$56.5 million) from RMB201.8 million in the same period of 2020. The increase was primarily due to the increases in transaction volume on PJT Marketplace and Paipai Marketplace and an increase in the average commission rate.

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 50.1% to RMB2,573.2 million (US$403.8 million) from RMB1,714.8 million in the same period of 2020.

•	Merchandise costs increased by 45.6% to RMB1,800.5 million (US$282.5 million) from RMB1,236.5 million in the same period of 2020. The increase was in line with the growth in product revenue.
•

Fulfillment expenses increased by 52.8% to RMB290.1 million (US$45.5 million) from RMB189.9 million in the same period of 2020. The increase was primarily due to (i) an increase in personnel cost in connection with the Company’s growing business; (ii) the increases in logistics expenses and operation center related expenses, which were in line with the increase in sales of pre-owned consumer electronics; and (iii) the recognition of share-based compensation expense resulting from options granted to employees with an IPO condition since second quarter of 2021.

•

Selling and marketing expenses increased by 74.0% to RMB368.8 million (US$57.9 million) from RMB212.0 million in the same period of 2020. The increase was primarily due to (i) an increase in sales promotion and coupon expenses in connection with business development; (ii) an increase in personnel cost in connection with the Company’s growing business; and (iii) the recognition of share-based compensation expense resulting from options granted to employees with an IPO condition since second quarter of 2021.

•

General and administrative expenses increased by 41.0% to RMB51.9 million (US$8.1 million) from RMB36.8 million in the same period of 2020. The increase was primarily due to the increase in the recognition of share-based compensation expense resulting from options granted to employees with an IPO condition since second quarter of 2021.

•

Technology and content expenses increased by 55.8% to RMB62.0 million (US$9.7 million) from RMB39.8 million in the same period of 2020. The increase was primarily due to (i) the increase in personnel cost in connection to the expansion of the Company’s research and development activities; and (ii) the recognition of share-based compensation expense resulting from options granted to employees with an IPO condition since second quarter of 2021.

LOSS (INCOME) FROM OPERATIONS

Loss from operations was RMB125.9 million (US$19.8 million), compared to RMB59.1 million in the same period of 2020. Adjusted income from operations (non-GAAP)1, excluding amortization of intangible assets and deferred cost resulting from assets and business acquisitions and recognition of share-based compensation expense resulting from options granted to employees, was RMB9.7 million (US$1.5 million), compared to RMB18.7 million in the same period of 2020.

NET LOSS

Net loss was RMB103.6 million (US$16.3 million), compared to RMB82.9 million in the same period of 2020. Adjusted net loss (non-GAAP)1 was RMB50.2 million (US$7.9 million), compared to RMB16.7 million in the same period of 2020.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB0.63 (US$0.10), compared to RMB22.69 in the same period of 2020.

Adjusted basic and diluted net loss per ordinary share (non-GAAP)1 were RMB0.31 (US$0.05), compared to RMB0.89 in the same period of 2020.

Full Year 2021 Financial Results

REVENUE

Total net revenues increased by 60.1% to RMB7,780.3 million (US$1,220.9 million) from RMB4,858.2 million in the full year of 2020.

•

Net product revenues increased by 56.8% to RMB6,654.9 million (US$1,044.3 million) from RMB4,244.0 million in the full year of 2020. The increase was primarily attributable to an increase in sourcing volume and the corresponding increase in sales of pre-owned consumer electronics through PJT Marketplace, and Paipai Marketplace.

•

Net service revenues increased by 83.2% to RMB1,125.4 million (US$176.6 million) from RMB614.2 million in the full year of 2020. The increase was primarily due to the increases in transaction volume on PJT Marketplace and Paipai Marketplace and an increase in the average commission rate.

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 62.8% to RMB8,702.3 million (US$1,365.6 million) from RMB5,346.4 million in the full year of 2020.

•	Merchandise costs increased by 58.9% to RMB5,735.4 million (US$900.0 million) from RMB3,610.4 million in the full year of 2020. The increase was in line with the growth in product revenue.
•

Fulfillment expenses increased by 59.4% to RMB1,062.1 million (US$166.7 million) from RMB666.3 million in the full year of 2020. The increase was primarily due to (i) an increase in personnel cost in connection with the Company’s growing business; (ii) the increases in logistics expenses and operation center related expenses, which were in line with the increase in sales of pre-owned consumer electronics; and (iii) the recognition of share-based compensation expense of RMB59.6 million (US$9.4 million) resulting from options granted to employees with an IPO condition.

•

Selling and marketing expenses increased by 62.9% to RMB1,206.6 million (US$189.4 million) from RMB740.5 million in the full year of 2020. The increase was primarily due to (i) an increase in sales promotion and coupon expenses in connection with business development; (ii) an increase in sales commissions in connection with traffic acquisition and sourcing of pre-owned devices; (iii) an increase in personnel cost in connection with the Company’s growing business; and (iv) the recognition of share-based compensation expense of RMB38.5 million (US$6.0 million) resulting from options granted to employees with an IPO condition.

•

General and administrative expenses increased by 144.3% to RMB433.6 million (US$68.0 million) from RMB177.5 million in the full year of 2020. The increase was primarily due to (i) the share-based compensation expense of RMB220.3 million (US$34.6 million) in connection with the restricted share units and options granted to the management with an IPO condition and the recognition of share-based compensation expense of RMB96.6 million (US$15.2 million) resulting from options granted to employees with an IPO condition; and (ii) the decrease in other administrative expenses resulting from the improved management efficiency.

•

Technology and content expenses increased by 74.7% to RMB264.6 million (US$41.5 million) from RMB151.5 million in the full year of 2020. The increase was primarily due to (i) the increase in personnel cost in connection to the expansion of the Company’s research and development activities; and (ii) the recognition of share-based compensation expense of RMB39.6 million (US$6.2 million) resulting from options granted to employees with an IPO condition.

LOSS FROM OPERATIONS

Loss from operations was RMB895.1 million (US$140.5 million), compared to RMB458.8 million in the full year of 2020. Adjusted loss from operations (non-GAAP)1, excluding amortization of intangible assets and deferred cost resulting from assets and business acquisitions and recognition of share-based compensation expense resulting from options granted to employees, was RMB103.4 million (US$16.2 million), compared to RMB143.7 million in the full year of 2020.

NET LOSS

Net loss was RMB816.5 million (US$128.1 million), compared to RMB470.6 million in the full year of 2020. Adjusted net loss (non-GAAP)1 was RMB168.8 million (US$26.5 million), compared to RMB202.8 million in the full year of 2020.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB13.76 (US$2.16), compared to RMB94.51 in the full year of 2020.

Adjusted basic and diluted net loss per ordinary share (non-GAAP)1 were RMB1.75 (US$0.27), compared to RMB10.80 in the full year of 2020.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers increased to RMB2,421.9 million (US$380.0 million) as of December 31, 2021, from RMB1,140.2 million as of December 31, 2020, primarily due to net proceeds from the Company’s initial public offering in June 2021.

Business Outlook

For the first quarter of 2022, the Company currently expects its total revenues to be between RMB2,150.0 million and RMB2,200.0 million. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

On December 28, the Company announced a share repurchase program, that the Company may repurchase up to US$100 million of its shares over a twelve-month period starting from December 28, 2021, upon the authorization of its board of directors.

Conference Call Information

The Company’s management will hold a conference call Thursday, March 10, 2022, at 08:00 A.M. Eastern Time (or 09:00 P.M. Beijing Time on Thursday, March 10, 2022) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	5744975

The replay will be accessible through March 17, 2022, by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	4421939

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2021.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted loss from operations, adjusted net loss and adjusted net loss per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted loss from operations is loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net loss is net loss excluding the impact of share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net loss per ordinary share is adjusted net loss attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share. Adjusted net loss attributable to ordinary shareholders is net loss attributable to ordinary shareholders excluding the impact of share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted loss from operations and adjusted net loss help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted loss from operations and adjusted net loss provide useful information about the Company’s operating results, enhance the overall understanding of the

Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to loss from operations, net loss, and net loss attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to provide facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	918,076	1,356,342	212,840
Restricted cash	—	150,000	23,538
Short-term investments	97,866	510,467	80,103
Amount due from related parties, net	289,156	410,088	64,352
Inventories	176,994	478,751	75,126
Funds receivable from third party payment service providers	124,262	405,095	63,568
Prepayments and other receivables, net	268,284	840,102	131,830
Total current assets	1,874,638	4,150,845	651,357
Non-current assets:
Long-term investments	96,362	241,527	37,901
Property and equipment, net	69,562	103,843	16,295
Intangible assets, net	1,367,841	1,075,811	168,818
Operating lease right-of-use assets[4]	—	69,612	10,924
Goodwill	1,803,415	1,803,415	282,995
Other non-current assets	14,520	57,709	9,056
Total non-current assets	3,351,700	3,351,917	525,989
TOTAL ASSETS	5,226,338	7,502,762	1,177,346
LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities:
Short-term borrowings	369,657	94,999	14,907
Amount due to related parties	114,669	73,976	11,608
Accounts payable	27,201	41,311	6,483
Contract liabilities	33,884	211,964	33,262
Accrued expenses and other current liabilities	362,728	260,679	40,906
Accrued payroll and welfare	115,400	105,787	16,600
Operating lease liabilities, current	—	35,948	5,641
Convertible bonds	160,000	—	—
Total current liabilities	1,183,539	824,664	129,407
Non-current liabilities:
Long-term borrowings	32,624	—	—
Operating lease liabilities, non-current	—	34,501	5,414
Deferred tax liabilities	341,960	223,138	35,015
Total non-current liabilities	374,584	257,639	40,429
TOTAL LIABILITIES	1,558,123	1,082,303	169,836
TOTAL MEZZANINE EQUITY	8,879,894	—	—
TOTAL (DEFICIT) EQUITY	(5,211,679)	6,420,459	1,007,510
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)	5,226,338	7,502,762	1,177,346

[4]	On January 1, 2021, the Company adopted ASC 842, the new lease standard, using the modified retrospective method.

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	1,442,318	2,075,955	325,763	4,244,023	6,654,893	1,044,298
Net service revenues	201,770	359,873	56,472	614,176	1,125,382	176,597
Operating expenses (1)(2)
Merchandise costs	(1,236,462)	(1,800,488)	(282,536)	(3,610,434)	(5,735,393)	(900,008)
Fulfillment expenses	(189,910)	(290,128)	(45,527)	(666,317)	(1,062,066)	(166,661)
Selling and marketing expenses	(211,961)	(368,767)	(57,868)	(740,542)	(1,206,649)	(189,350)
General and administrative expenses	(36,764)	(51,898)	(8,144)	(177,542)	(433,629)	(68,046)
Technology and content expenses	(39,751)	(61,962)	(9,723)	(151,536)	(264,560)	(41,515)
Total operating expenses	(1,714,848)	(2,573,243)	(403,798)	(5,346,371)	(8,702,297)	(1,365,580)
Other operating income, net	11,651	11,523	1,808	29,395	26,950	4,229
Loss from operations	(59,109)	(125,892)	(19,755)	(458,777)	(895,072)	(140,456)
Interest expense	(5,213)	(1,785)	(280)	(21,090)	(16,778)	(2,633)
Interest income	1,080	2,086	327	9,321	8,370	1,313
Other loss, net	(31,146)	(53,301)	(8,364)	(39,866)	(50,367)	(7,904)
Loss before income taxes	(94,388)	(178,892)	(28,072)	(510,412)	(953,847)	(149,680)
Income tax benefits	11,688	82,103	12,884	47,320	143,863	22,575
Share of loss in equity method investments	(176)	(6,847)	(1,074)	(7,526)	(6,563)	(1,030)
Net loss	(82,876)	(103,636)	(16,262)	(470,618)	(816,547)	(128,135)
Accretion of convertible redeemable preferred shares	(343,392)	—	—	(1,304,498)	(508,627)	(79,815)
Net loss attributable to ordinary shareholders of the Company	(426,268)	(103,636)	(16,262)	(1,775,116)	(1,325,174)	(207,950)
Net loss per ordinary share:
Basic	(22.69)	(0.63)	(0.10)	(94.51)	(13.76)	(2.16)
Diluted	(22.69)	(0.63)	(0.10)	(94.51)	(13.76)	(2.16)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	18,782,620	163,367,269	163,367,269	18,782,620	96,306,113	96,306,113
Diluted	18,782,620	163,367,269	163,367,269	18,782,620	96,306,113	96,306,113
Net loss	(82,876)	(103,636)	(16,262)	(470,618)	(816,547)	(128,135)
Foreign currency translation adjustments	1,659	1,390	218	2,441	2,239	351
Total comprehensive loss	(81,217)	(102,246)	(16,044)	(468,177)	(814,308)	(127,784)
Accretion of convertible redeemable preferred shares	(343,392)	—	—	(1,304,498)	(508,627)	(79,815)
Total comprehensive loss attributable to ordinary shareholders	(424,609)	(102,246)	(16,044)	(1,772,675)	(1,322,935)	(207,599)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	—	(10,291)	(1,615)	—	(59,583)	(9,350)
Selling and marketing expenses	—	(8,600)	(1,350)	—	(38,463)	(6,036)
General and administrative expenses	—	(18,977)	(2,978)	—	(316,911)	(49,731)
Technology and content expenses	—	(7,656)	(1,201)	—	(39,595)	(6,213)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(76,258)	(88,455)	(13,880)	(308,803)	(330,755)	(51,902)
Technology and content expenses	(1,580)	(1,580)	(248)	(6,320)	(6,320)	(992)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended December 31,			Years ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(59,109)	(125,892)	(19,755)	(458,777)	(895,072)	(140,456)
Add:
Share-based compensation expense	—	45,524	7,144	—	454,552	71,330
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	77,838	90,035	14,128	315,123	337,075	52,894
Adjusted income (loss) from operations	18,729	9,667	1,517	(143,654)	(103,445)	(16,232)
Net loss	(82,876)	(103,636)	(16,262)	(470,618)	(816,547)	(128,135)
Add:
Share-based compensation expense	—	45,524	7,144	—	454,552	71,330
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	77,838	90,035	14,128	315,123	337,075	52,894
Less:
Tax effect of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(11,688)	(82,103)	(12,884)	(47,320)	(143,863)	(22,575)
Adjusted net loss	(16,726)	(50,180)	(7,874)	(202,815)	(168,783)	(26,486)
Adjusted net loss per ordinary share:
Basic	(0.89)	(0.31)	(0.05)	(10.80)	(1.75)	(0.27)
Diluted	(0.89)	(0.31)	(0.05)	(10.80)	(1.75)	(0.27)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	18,782,620	163,367,269	163,367,269	18,782,620	96,306,113	96,306,113
Diluted	18,782,620	163,367,269	163,367,269	18,782,620	96,306,113	96,306,113